UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2009.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 3, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

OVERSEAS REGULATORY ANNOUNCEMENT

CHANGE OF DIRECTORS

China Eastern Airlines Corporation Limited (the “Company”) hereby announces that a resolution was passed by the board of directors of the Company (the “Board”) on 3 February 2009.

In addition, the Board is pleased to announce that Mr. Liu Shao Yong 劉紹勇先生 (“Mr. Liu”) has been appointed as the Chairman and a director of the Company and Mr. Ma Xulun 馬須倫先生 (“Mr. Ma”) has been appointed as the President and a director of the Company.

The Board also wishes to announce that Mr. Li Fenghua (“Mr. Li”) has resigned as the Chairman and non-executive director of the Company and Mr. Cao Jianxiong (“Mr. Cao”) will no longer serve as a director nor as the President of the Company.

RESOLUTION PASSED BY THE BOARD ON 3 FEBRUARY 2009

The following is made by the Company in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the Rules and Procedures for the Board (董事會議事規則和議事程序) of the Company and as convened by Mr. Li Jun, Vice Chairman, the twentieth regular meeting of the fifth session of the Board of the Company (“Meeting”) was held on 3 February 2009 at the Banquet Room, 1st Floor, International Airport Hotel (國際機場賓館), Shanghai.

Mr. Liu, Mr. Li Jun, Mr. Ma, Mr. Luo Chaogeng, Mr. Luo Zhuping, the directors of the Company, Mr. Hu Honggao, Mr. Wu Baiwang, Mr. Zhou Ruijin and Mr. Xie Rong, as independent non-executive directors of the Company, attended the Meeting. Mr. Peter Lok, as independent non-executive director of the Company, did not attend the Meeting for some reason.

The directors present at the Meeting confirmed they had received the notice of the Meeting. Certain supervisors of the Company, Mr. Zhang Jianzhong, Vice President, Mr. Luo Weide, chief financial officer and the officers taking charge of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting, including those present by proxy, complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Li Jun, the Vice Chairman. The directors present at the Meeting agreed unanimously to elect Mr. Liu as the Chairman of the fifth session of the Board.

The Board would like to express its sincere gratitude to Mr. Li and Mr. Cao for their loyalty and diligence during their tenure of office.

CHANGE OF DIRECTORS

The Board is pleased to announce that Mr. Liu has been appointed as the Chairman and a director of the Company and Mr. Ma has been appointed as the President and a director of the Company, both with effect from 3 February 2009 upon conclusion of the extraordinary general meeting of the Company (the “EGM”) and the Meeting.

The biographical details of Mr. Liu are as follows:

Mr. Liu, aged 50, currently serves as Deputy Party Secretary and General Manager of China Eastern Air Holding Company. Mr. Liu joined the civil aviation industry in 1978. He held the positions of Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation and Deputy Director of Shanxi Provincial Civil Aviation Administration. He also served as the General Manager of the Shanxi branch of the Company and as the Chief of the Flying Model Division of the Civil Aviation Administration of China. He was the General Manager of the Company from December 2000 to October 2002. From October 2002 to August 2004, he was appointed as the Vice Minister of Civil Aviation Administration of China. From August 2004 to December 2008, Mr. Liu has served as the General Manager of China Southern Air Holding Company and from November 2004 to December 2008, he has served as Chairman of directors of China Southern Airlines Company Limited (stock code: 1055). He served as Deputy Party Secretary and General Manager of China Eastern Air Holding Company since December 2008. Mr. Liu graduated from China Civil Aviation Flying College. He has obtained a master degree in executive business administration from Tsinghua University in 2005. He is a qualified First Class Pilot. Mr. Liu is the Director General of China Air Transport Association, a director of International Air Transport Association and a director of Association for Relations Across the Taiwan Straits.

Save as disclosed in the above, Mr. Liu has not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this announcement, nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Liu does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, there is no service contract between the Company and Mr. Liu in respect of the aforesaid appointment and Mr. Liu is not entitled to any remuneration of the Company. Pursuant to the Articles of Association, Mr. Liu will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this announcement, the Board is not aware of any matters in relation to the appointment of Mr. Liu which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

The biographical details of Mr. Ma are as follows:

Mr. Ma, aged 43, currently serves as Deputy Party Secretary of China Eastern Air Holding Company, executive director, Deputy Party Secretary and General Manager of the Company. Mr. Ma joined the civil aviation industry in 1997. He used to serve as Deputy General Manager of China Commodities Storing and Transportation Corporation, Deputy Director General of Financial Department of Civil Aviation Administration of China, and Vice President of Air China International Corporation Limited. After the restructuring of the China civil aviation industry in 2002, he became the Vice President of the general affairs of Air China International Corporation Limited. From September 2004 to January 2007, he became the President and Deputy Party Secretary of Air China International Corporation Limited (stock code: 753). From December 2004 to December 2008, he was a Party member of China National Aviation Holdings Company. From January 2007 to December 2008, he was Deputy General Manager of China National Aviation Holding Company. Since December 2008, he has served as Deputy Party Secretary of China Eastern Air Holding Company, Deputy Party Secretary and General Manager of the Company. Mr. Ma graduates from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma has a master degree and is a qualified accountant.

Save as disclosed in the above, Mr. Ma has not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this announcement, nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Ma does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, there is no service contract between the Company and Mr. Ma in respect of the aforesaid appointment and Mr. Ma is not entitled to any remuneration of the Company. Pursuant to the Articles of Association, Mr. Ma will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this announcement, the Board is not aware of any matters in relation to the appointment of Mr. Ma which are required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

The Board also wishes to announce that Mr. Li has resigned as the Chairman and non-executive director of the Company due to reallocation of appointment with effect from 3 February 2009 upon conclusion of the EGM. Mr. Li confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. In addition, Mr. Cao will no longer serve as a director nor as the President of the Company due to reallocation of appointment. Mr. Cao confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shao Yong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(President, Director)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
3 February 2009